Prospectus Supplement dated November 16, 2018	Filed pursuant to Rule 424(B)(5)
(to Prospectus dated October 15, 2018)	Registration number 333-211255

GrowLife, Inc.

Non-transferable Subscription Rights to Purchase Units Consisting of an Aggregate of Up to 500,000,000 Shares of Common Stock at a Subscription Price of $0.012 Per Unit and Warrants to Purchase Up to 250,000,000 Shares of Common Stock at an exercise price of $0.018 and Warrants to Purchase Up to 250,000,000 Shares of Common Stock at an exercise price of $0.024

  This prospectus supplement is incorporated by reference into and should be read in conjunction with the original base prospectus dated October 15, 2018 (the “Prospectus”).  This prospectus supplement is not complete without, and may not be delivered or utilized, except in conjunction with the Prospectus, including any amendments or supplements thereto.

Extension of Subscription Period

We have distributed to our stockholders of record as of October 12, 2018 (“Record Date”), at no charge, non-transferable subscription rights (each a “Right”) for every share of Common Stock that you owned or were deemed to own as of the Record Date.

We will only accept subscriptions for 500,000,000 Units for a total purchase price of approximately $6,000,000 (the “Subscription Cap”).  Each Right consists of a basic Subscription Right and an Over-Subscription Right, and will entitle you (subject to the pro rata reductions described in the Prospectus resulting from the Subscription Cap) to:

(i) purchase one Unit, which we refer to as the “Basic Subscription Right,” at a subscription price per Unit of $0.012 (the “Subscription Price”). Each Unit consists of one share of our common stock, par value $0.0001 per share, which we refer to as Common Stock and two ½ warrants, consisting of one ½ warrant which will be exercisable for one share of our Common Stock at an exercise price of $0.018 per share and one ½ warrant exercisable for one share of our Common Stock at an exercise price of $0.024, which we refer to collectively as the Warrant; and

(ii) if you exercise your Basic Subscription Rights in full, and any portion of the Units remain available under the rights offering, you will be entitled to an Over-subscription Privilege to purchase a portion of the unsubscribed Units at the Subscription Price, subject to (i) the pro rata allocation of Units among stockholders exercising their Over-Subscription Right and (ii) certain ownership limitations, which we refer to as the “Over- subscription Right.”

The Rights are currently exercisable and, under the Prospectus, were scheduled to expire if not exercised by 6:00 p.m., Eastern Time, on November 20, 2018.  As provided in the Prospectus, we are extending the period for exercising the Rights until 6:00 p.m., Eastern Time, on Friday, November 30, 2018.  If you wish to exercise your Rights you must submit your subscription documents before the new expiration date of 6:00 p.m., Eastern Time, on Friday, November 30, 2018.

All references in the Prospectus to the expiration date for exercise of Rights are hereby amended as described herein.  All other descriptions, terms and conditions set forth in the original Prospectus remain unchanged.

The exercise of your Rights for Units involves risks. You should carefully consider all of the information set forth in the Prospectus, including the information under the heading “RISK FACTORS” beginning on page page 14 of the Prospectus, before exercising your Rights for Units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or any prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2018.